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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pine Valley Mining Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

37936T

(CUSIP Number)

John J. Jenkins
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH 44114-2688
216-622-8507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 37936T

1.	Name of Reporting Person: R. Templeton Smith Foundation		I.R.S. Identification Nos. of above persons (entities only): 34-1823830

2.	Check the Appropriate Box if a Member of a Group (See Instructions)*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions)*: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,200,690 Common Shares.

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,200,690 Common Shares.

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,200,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)*: ☐

13.	Percent of Class Represented by Amount in Row (11): 7.3% (based on 71,627,674 Common Shares issued and outstanding which includes all options exercisable within 60 days)

14.	Type of Reporting Person (See Instructions)*: CO

This Amendment No. 3, dated October 4, 2005, is filed by The R. Templeton Smith Foundation (the “Smith Foundation”) and amends the Schedule 13D/A as previously filed by the Smith Foundation with the Securities and Exchange Commission (“SEC”) on March 24, 2005 (“Schedule 13D”), relating to the Common Shares, without par value, of Pine Valley Mining Corporation whose principal executive offices are located at 535 Thurlow Street, Suite 501, Vancouver, BC V6E 3L2 (“Pine Valley” or the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration.
Not Applicable
Item 5. Interest in Securities of the Issuer.
The Smith Foundation beneficially owns 5,200,690 Common Shares or 7.3% of the Common Shares of Pine Valley, based upon 71,627,674 Common Shares outstanding as reported by the Company.
On September 26, 2005, the Smith Foundation made charitable gifts in an aggregate of 375,000 Common Shares.
Mark Smith, who is a trustee and Vice-President of the Smith Foundation, is also a director of the Issuer. As previously reported, in March or April 2004, Mr. Smith terminated an investment advisory arrangement with Thomas O’Brien and an entity controlled by him with respect to Mr. Smith’s investment in Pine Valley, and agreed to pay Mr. O’Brien a fee calculated by reference to the appreciation in value of that investment. Mr. Smith and Mr. O’Brien disagreed concerning the amount of Mr. Smith’s payment obligation and Mr. O’Brien also asserted that he was entitled to receive compensation from the Smith Foundation (the “Dispute”).
Pursuant to a Settlement Agreement and Mutual Release, dated September 20, 2005, on September 26, 2005, the Smith Foundation, inter alia, transferred 550,000 Common Shares to Mr. O’Brien, who in turn fully released the Smith Foundation from any and all claims Mr. O’Brien may have had against the Smith Foundation arising from the Dispute.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As reported on the Form 13D/A filed with the SEC on March 24, 2005, Mr. Smith has sole beneficial ownership of 12,756,551 Common Shares plus 150,000 options to purchase Common Shares, at a price of CD$0.90 per share exercisable until April 28, 2007. As one of six trustees of the Smith Foundation, Mr. Smith may be deemed to have shared voting power and shared dispositive power of the 5,200,690 Common Shares held by the Smith Foundation. Mr. Smith does not have a pecuniary interest in the 5,200,690 Common Shares held by the Smith Foundation.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2005

Dated

The R. Templeton Smith Foundation
By:	/s/ Mark Smith
Name: Mark Smith
Title: Vice-President